                                                               EXHIBIT 99.2



                                        April 21, 1996


Dear 2-:

        We are pleased to offer you the position of 3- with StrataCom, Inc. ("StrataCom"), a wholly-owned subsidiary of Cisco Systems, Inc. ("Cisco") at a monthly salary not less than your current monthly salary as of the date hereof. In addition, you would participate in all Cisco benefits for which you are eligible. This would include the Cisco Incentive Plan. You would be eligible for a bonus under that Plan for the current fiscal year that would be pro-rated based on your tenure with Cisco this fiscal year. This offer is contingent on the occurrence of the closing of Cisco's acquisition of StrataCom, and, if you accept this offer, it would take effect as of that Closing Date. The remaining terms of your employment would be a follows:

Term of Employment

        You would be employed for a period of one (1) year from the Closing Date unless either you or Cisco elect to terminate your employment before that time. Either you or Cisco may terminate your employment at any time for any reason with or without cause by giving written notice of such termination.

        If Cisco terminates your employment "Without Cause" or if you resign your employment for "Good Cause" prior to one (1) year after the Closing Date, then Cisco will pay you a lump sum payment equal to the product of the number of whole months remaining under the one year term of this Agreement and your monthly base salary (prior to any reduction in salary that would constitute "Good Cause" as defined herein), less applicable deductions, as severance. All benefits and stock vesting would terminate as of the date of termination of your employment. You would, of course, be paid your salary through your date of termination, for the value of all unused vacation earned through that date, and allowed to continue your medical coverage to the extent provided for by COBRA, but you would not be entitled to any additional payments or benefits except as set forth herein.

        If you resigned "Without Good Cause" or your employment were terminated for "Cause" within one (1) year of the Closing Date, then you would be paid

2
April 21, 1996                                                          Page 2.


all salary and benefits through the date of termination of your employment, but nothing else. A termination for "Cause" shall mean a termination for any of the following reasons: (i) your failure to perform your duties (other than due to accident, sickness or disability beyond your reasonable control) after receipt of a written warning, (ii) engaging in misconduct which is demonstrably injurious to Cisco; (iii) being convicted of a felony; (iv) committing an act of fraud against, or the misappropriation of property belonging to, Cisco; or
(v) breach of this agreement or any confidentiality or proprietary information agreement between you and Cisco. Cisco will provide written notice of the reason for termination in the case of any termination for "Cause." A termination for any other reason shall be a termination "Without Cause." It is understood that during the term of this Agreement Cisco will not terminate you "Without Cause" without the prior approval of Richard Moley, and if Richard Moley is not then employed by Cisco then the current Chief Executive Officer of Cisco. A resignation for "Good Cause" will occur if you resign your employment within thirty (30) days of the occurrence of any of the following events: (1) Any reduction in your base salary as specified herein, unless such reduction is pursuant to a change in Cisco's compensation policies generally; (2) a material reduction in your job duties which are inconsistent with the position initially assigned to you by Cisco, or (3) notice that you must relocate to a facility outside of the San Francisco Bay Area. A resignation by you in any other circumstances will be considered a resignation "Without Good Cause."

        If your employment with Cisco were to continue after one (1) year beyond the Closing Date, then your employment would be on an "at-will" basis. This means that either you or Cisco could terminate your employment at any time for any reason with or without cause and without the obligation to pay you, or your right to, any severance payment.

Your Position

        You will initially have the title of 3-- of StrataCom, Inc. reporting to Richard M. Moley. You will have whatever reasonable duties are assigned to you. Cisco may change your title and duties as it sees fit. Cisco may not, without your prior written consent, relocate you to a facility or require that you perform substantial duties (to an extent greater than you were performing prior to the Closing Date) outside of the San Francisco Bay Area.

Non-Competition

        You understand and agree that this agreement is entered into in connection with the acquisition by Cisco of all of the outstanding stock of StrataCom.

2-
April 21, 1996                                                          Page 3.


You further understand and agree that you were a substantial shareholder of StrataCom; a key and significant member of the management of StrataCom; and that Cisco paid you substantial consideration in order to purchase your stock interest in StrataCom. In addition, the parties agree that, prior to acquisition by Cisco of the stock of StrataCom, StrataCom was engaged in its business in each of the fifty states of the United States and in Canada. Cisco represents and you understand that, following the acquisition by Cisco of the stock of StrataCom, Cisco will continue conducting such business in all parts of the United States and in Canada.

        You agree that during your employment with Cisco you will not engage in any other employment, business, or business related activity unless you receive Cisco's prior written approval to hold such outside employment or engage in such business or activity. Such written approval will not be unreasonably withheld if such outside employment, business, or activity would not in any way be competitive with the business or proposed business of Cisco or otherwise conflict with or adversely affect in any way your performance of your employment obligations to Cisco.

        Commencing on the Closing Date and continuing until one (1) year after the Closing Date, except as provided below, you will not, as an employee, agent, consultant, advisor, independent contractor, general partner, officer, director, stockholder, investor, lender or guarantor of any corporation, partnership or other entity or in any other capacity directly or indirectly:

        1. participate or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that directly relates to routing, WAN or LAN switching, dial-up access servers, network management, or internetworking or networking software (the "Business") in the United States or Canada;

        2. induce or attempt to induce any person who at the time of such inducement is an employee of Cisco to perform work or services for any other person or entity other than Cisco; or

        3. permit your name to be used in connection with a competitive Business. Notwithstanding the foregoing, you may own, directly or indirectly, solely as an investment, up to one percent (1%) of any class of "publicly traded securities" of any person or entity which owns a competitive Business. The term "publicly traded securities" shall mean securities that are traded on a national securities

2-
April 21, 1996                                                         Page 4.


                exchange or listed on the National Association of Securities Dealers Automated Quotation System.

You will not be prohibited from competing with Cisco in the United States or Canada, if Cisco, or any entity deriving title to its good will or shares, ceases to carry on a like business therein.

        If any restriction set forth in this non-competition section is found by a court to be unreasonable, then you agree, and hereby submit, to the reduction and limitation of such prohibition to such area or period as shall be deemed reasonable.

        You acknowledge that the services that you will provide to Cisco under this agreement are unique and that irreparable harm will be suffered by Cisco in the event of the breach by you of any of your obligations under this agreement, and that Cisco will be entitled, in addition to its other rights, to enforce by an injunction or decree of specific performance the obligation set forth in this agreement.

Arbitration

        We each agree that any and all disputes between us which arise out of your employment, the termination of your employment, or under the terms of this agreement (except for any claim arising out of or relating to the non-competition clauses of this agreement) shall be resolved through final and binding arbitration. This shall include, without limitation, disputes relating to this agreement, any disputes regarding your employment by Cisco or the termination thereof, claims for breach of contract or breach of the covenant of good faith and fair dealing, and any claims of discrimination or other claims under any federal, state or local law or regulation now in existence or hereinafter enacted and as amended from time to time concerning in any way the subject of your employment with Cisco or its termination. The only claims not covered by this section are claims for benefits under the workers' compensation laws or unemployment insurance laws or claims under the non-competition clauses of this agreement. Binding arbitration will be conducted in Santa Clara, California in accordance with the rules and regulations of the American Arbitration Association. The parties will split the cost of the arbitration filing and hearing fees, and the cost of the arbitrator; each side will bear its own attorneys' fees, unless otherwise decided by the arbitrator. You understand and agree that arbitration shall be instead of any civil litigation, that each side waives its right to a jury trial, and that the arbitrator's decision shall be final and binding to the fullest extent permitted by law and enforceable by any court having jurisdiction thereof.

2 --
April 21, 1996                                                  Page 5

Miscellaneous Provisions

        This agreement will be the entire agreement between you, Cisco and StrataCom relating to your employment and the additional matters provided for herein. This agreement supersedes and replaces any prior verbal or written agreements between the parties except as provided for herein. This agreement may be amended or altered only in a writing signed by you and the President of Cisco.

        This agreement shall be construed and interpreted in accordance with the laws of the State of California. Each provision of this agreement is severable from the others, and if any provision hereof shall be to any extent unenforceable it and the other provisions shall continue to be enforceable to the full extent allowable, as if such offending provision had not been a part of this agreement.

        This offer is also contingent on you executing the Cisco Proprietary Information and Inventions Agreement, a copy of which is attached hereto.

        If you have any questions about this offer, please contact me. If you find this offer acceptable, please sign and date this letter below and return it to me.

                                Sincerely,



                                Barbara Beck




I agree to the terms and conditions in this offer.



- --------------------------------
Dated: April 21, 1996